Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS SECOND QUARTER 2021 FINANCIAL RESULTS

Reporting strong growth and margin improvement

Minnetonka, MN – August 13, 2021 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”),  which has operated as a global IoT intelligent edge products and services company, today announced consolidated financial results for the second quarter (“Q2”) ended June 30,  2021, including a discussion of results of operations by segment.

Management Comments for Q2 2021

Roger Lacey, CSI’s Interim CEO and Chairman of the Board, commented, “During Q2 2021 we continued to grow revenues and improving gross margins despite global supply chain disruptions resulting from the COVID-19 pandemic, which somewhat constrained our ability to receive inventory on time and affected our customer shipment deadlines.  Our total consolidated sales for second quarter, as compared to the same quarter of last year, increased by 14% and gross margin improved by 32%.”

Mr. Lacey, noted, “During the quarter, we also made significant progress towards our goal of completing the previously announced merger transaction with Pineapple Energy, LLC (“Pineapple”), a growing U.S. operator and consolidator of residential solar, battery storage, and grid services solutions.    On April 28, 2021, we  signed a definitive agreement to sell our Transition Networks and Net2Edge businesses, which comprised substantially all of the assets of the Company’s Electronics & Software Segment, to Lantronix, Inc. (Nasdaq: LTRX) (“Lantronix”).  In late July 2021, we received shareholder approval and subsequently fulfilled other customary conditions and completed the sale of these assets on August 2, 2021.  At closing, CSI received a $24.16 million cash payment, which was based on a $25.0 million closing payment, as adjusted by estimated closing net working capital. This amount may be further adjusted to reflect the final closing net working capital amount.  Also, up to an additional $7.0 million may be paid by Lantronix to CSI in earnouts based on revenue milestones for the Transition Networks and Net2Edge businesses in the two 180-day periods following the closing of the sale.”

Mr. Lacey added, “As previously announced, we plan to distribute available sale proceeds from any pre-merger divestitures, together with other available cash in the form of a cash dividend to existing CSI shareholders prior to the effective date of the Pineapple merger.  CSI’s balance sheet at June 30, 2021 included cash, cash equivalents, and liquid investments of $21.1  million and the sale of assets to Lantronix for $24.16 million, further increased our cash position. Currently, we intend to distribute $3.50 per share or approximately $35.0 million, consisting of proceeds from the sale of the E&S Segment businesses and other available cash prior to the closing of the CSI-Pineapple merger.  We expect to announce more information about the payment of this proposed dividend within the next 30 days.”

For more information about the previously announced CSI-Pineapple merger visit https://www.commsystems.com/investor-resources.

Q2 2021 Summary

•	Q2 2021 consolidated sales from continuing operations increased by 14% to $11.0 million compared to $9.6 million in Q2 2020.
•	Q2 2021 consolidated gross profit increased by 32% to $4.6 million from $3.5 million in the same period of 2020. Gross margin also increased to 41.9% in Q2 2021 from 36.1% in Q2 2020.
•	Q2 2021 consolidated operating loss from continuing operations was $1.66 million compared to a Q2 2020 consolidated operating loss from continuing operations of $1.65 million.
▪	Electronics & Software operating income was $511,000 as compared to operating loss of $543,000 in Q2 2020.
▪	Services & Support operating loss was $230,000 compared to operating income of $60,000 in Q2 2020.
▪

Other operating expenses were $1.9 million, compared to $1.2  million of other operating expenses in Q2 2020,  with the increase due to merger and business segment sale projects related to the planned merger transaction with Pineapple.

•	There was no income or loss from discontinued operations in Q2 2021 compared to a loss of $569,000 from discontinued operations in Q2 2020.
•	Q2 2021 net loss was $1.9 million, or ($0.20) per diluted share, compared to a net loss of $1.9 million, or ($0.21) per diluted share, in Q2 2020.
•	At June 30, 2021, cash, cash equivalents, and liquid investments totaled $21.1 million and working capital was $26.6 million.

Q2 2021 Segment Financial Overview

Electronics & Software

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Sales	$9,307	$8,287	$17,671	$16,823
Gross profit	4,103	3,095	7,686	6,824
Operating income (loss)	511	(543)	486	(711)

Electronics & Software sales increased 12% to $9,307,000 in the second quarter of 2021 compared to $8,287,000 in 2020. The Electronics & Software segment organizes its sales force by vertical markets and segments its customers geographically.  Sales in North America increased $823,000, or 12%, primarily due to increased demand for our Intelligent edge solutions (“IES”) products and a smaller impact from the COVID-19 pandemic, partially offset by continued supply chain constraints. International sales increased $197,000, or 14%, primarily due to growth in the Asia Pacific region of sales of our traditional products.  Sales of IES products increased 25% or $756,000 due both to a sales uptick in our core IES media converter products to federal agencies and a sales uptick in our Switch products used in security and surveillance applications. Traditional product sales increased 5% or $264,000 due to prior-year delayed project spending by customers due to the COVID-19 pandemic.

Gross profit on second quarter sales increased to $4,103,000 in 2021 from $3,095,000 in 2020.  Gross margin increased to 44.1% in the second quarter of 2021 from 37.3% in 2020 primarily due to favorable product mix, including some higher margin sales on IES products and our ability to leverage  our fixed operating costs on higher sales volume. Selling, general and administrative expenses decreased 1% to $3,592,000, or 38.6% of sales, in the second quarter of 2021 compared to $3,638,000, or 43.9% of sales, in the second quarter of 2020 due to reduced personnel expenses.

Electronics & Software reported operating income of $511,000 in the second quarter of 2021 compared to an operating loss of $543,000 in 2020, primarily due to higher sales and gross margin.

Services & Support

(in 000s)	Three Months Ended June 30		Six Months Ended June 30
	2021	2020	2021	2020
Sales	$1,833	$1,525	$3,772	$2,352
Gross profit	648	543	1,425	750
Operating (loss) income	(230)	60	(432)	(61)

Services & Support sales increased 20% to $1,883,000 in the second quarter of 2021 compared to $1,525,000 in the second quarter of 2020.  Revenues from the education sector decreased $541,000 or 86% in the second quarter of 2021 as compared to the 2020 second quarter due to the substantial completion of projects from the Company’s Florida school district customer in 2020. The Company was not selected as the primary vendor on the next multi-year project for this school district, but has been selected as the secondary vendor for structured cabling and enterprise networking.

Revenue from sales to small and medium–sized businesses (“SMBs’’), which are primarily financial, healthcare and commercial clients,  increased $890,000 or 125% in the second quarter of 2021 as compared to the second quarter of 2020 due to the acquisition of Ecessa on May 14, 2020 and the acquisition of the assets of IVDesk on November 3, 2020. Project and product revenue decreased $501,000 or 67% in the second quarter of 2021 as compared to the second quarter of 2020 due primarily to the decrease in the education sector. Services and support revenue increased $809,000 or 104% as compared to the same period of the prior year due to the Company’s acquisition of Ecessa and its service and support revenue on its SD-WAN products as well as the acquisition of IVDesk, which contributed $616,000 in revenue during the quarter. Overall, Ecessa contributed $517,000 in revenue during the first six months, an increase of $252,000 over the same period of the prior year.

Gross profit increased 19% to $648,000 in the second quarter of 2021 compared to $543,000 in the same period in 2020. Gross margin was in line with prior year with 35.4% in the second quarter of 2021 compared to 35.6%  in 2020.  Selling, general and administrative expenses increased 82% in the second quarter of 2021 to $878,000, or 47.9% of sales, compared to $483,000, or 31.7% of sales, in the second quarter of 2020 due to general and administrative costs related to the May 2020 acquisition of Ecessa and the November 2020 acquisition of IVDesk that were not included in the prior year, including $110,000 of amortization expense.

Services & Support reported an operating loss of $230,000 in the second quarter of 2021 compared to operating income of $60,000 in the same period of 2020, primarily due to lower revenue from the education sector as well as increased selling, general and administrative expenses, including amortization expense.

Discontinued Operations – Suttle

On March 11, 2020, CSI announced that its Suttle, Inc. subsidiary had sold the remainder of its business lines including inventory, related capital equipment, intellectual property, and customer relationships to a third party for $8.0 million in cash, with a net working capital adjustment. As a result, CSI recognized a loss from discontinued operations of $569,000 in Q2 2020, and had no income or loss from discontinued operations in Q2 2021.

Financial Condition

CSI’s balance sheet at June 30,  2021 included cash, cash equivalents, and liquid investments of $21.1  million, working capital of $26.6  million, and stockholders’ equity of $43.9 million.

Form 10-Q

For further information, please see the Company’s Form 10-Q, which will be filed on or about August 16,  2021.

About Communications Systems

Communications Systems, Inc., which has operated as an IoT intelligent edge products and services company, with its planned merger with Pineapple Energy will be positioned to acquire and grow leading local and regional solar, storage, and energy services companies nationwide.  The vision is to power the energy transition through grass-roots growth of solar electricity paired with battery storage on consumers' homes.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. There can be no guarantee that the previously announced proposed CSI- Pineapple Energy merger transaction will be completed, or that it will be completed as currently proposed, or at any particular time.  Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business, as well as the business of Pineapple Energy. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read considering these risks. Further, investors should keep in mind that the Company’s financial results in any period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether because of new information, future events, changes in assumptions or otherwise.  Current factors include:

•

up to $7 million of the purchase price from the sale of E&S segment businesses is structured in the form of an earnout based on revenues generated by Lantronix in the 360 days following closing, and there is no guaranty that sufficient revenues will be recognized for the earnout to be paid to the Company;

•

As a result of the August 2, 2021 sale of its E&S segment business to Lantronix the Company will no longer be allocating a portion of its general and administrative expenses to this segment. Therefore, the Company expects its non-allocated general and administrative expenses, which are separately accounted for as “Other,” to increase in the second half of 2021;

•	conditions to the closing of the previously announced CSI-Pineapple merger transaction may not be satisfied or the merger may involve unexpected costs, liabilities or delays;
•

related to the CSI-Pineapple merger transaction, the Company’s ability to successfully sell its other existing operating business assets and its real estate assets at a value close to their current fair market value and distribute these proceeds to its existing shareholder base;

•

the fact that the continuing CSI-Pineapple entity will be entitled to retain ten percent of the net proceeds of CSI legacy assets that are sold pursuant to any agreements entered into after the effective date of the CSI-Pineapple closing;

•

the occurrence of any other risks to consummation of the CSI-Pineapple merger transaction, including the risk that the CSI-Pineapple merger transaction will not be consummated within the expected time period or any event, change or other circumstances that could give rise to the termination of the CSI-Pineapple merger transaction;

•

risks that the CSI-Pineapple merger transaction will disrupt current CSI plans and operations or that the business or stock price of CSI may suffer as a result of uncertainty surrounding the CSI-Pineapple merger transaction;

•	the outcome of any legal proceedings related to the CSI-Pineapple merger transaction; and
•

the fact that CSI cannot yet determine the exact amount and timing of any pre-CSI-Pineapple merger transaction or the value of the Contingent Value Rights that CSI intends to distribute to its shareholders immediately prior to the effective date of the CSI-Pineapple merger.

Contacts:

Communications Systems, Inc. The Equity Group Inc.

Roger H. D. LaceyLena Cati

Executive Chair and Interim Chief Executive OfficerVice President

952-996-1674212-836-9611

lcati@equityny.com

Mark D. FandrichDevin Sullivan

Chief Financial OfficerSenior Vice President

952-582-6416212-836-9608

mark.fandrich@commsysinc.comdsullivan@equityny.com

Selected Income Statement Data
	Unaudited
	Three Months Ended		Six Months Ended
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Sales	$10,996,802	$9,627,952	$21,156,117	$18,790,694
Gross profit	4,607,555	3,480,048	8,824,193	7,217,195
Operating loss from continuing operations	(1,660,879)	(1,646,205)	(3,807,395)	(2,869,948)
Operating loss from continuing operations before income taxes	(1,904,100)	(1,367,222)	(4,099,748)	(2,180,398)
Income tax expense (benefit)	(613)	(446)	590	(4,903)
(Loss) income from discontinued operations	-	(568,745)	-	1,744,607
Net loss	$(1,939,487)	$(1,935,521)	$(4,100,338)	$(430,888)

Basic net loss per share	$(0.20)	$(0.21)	$(0.44)	$(0.05)
Diluted net loss per share	$(0.20)	$(0.21)	$(0.44)	$(0.05)
Cash dividends declared per share	$0.00	$0.02	$0.00	$0.04

Average basic shares outstanding	9,461,861	9,350,344	9,397,582	9,307,967
Average dilutive shares outstanding	9,461,861	9,350,344	9,397,582	9,307,967

Selected Balance Sheet Data
	Unaudited Jun. 30, 2021	Audited Dec. 31, 2020
Total assets	$51,997,332	$55,556,325
Cash, cash equivalents & liquid investments	21,112,174	21,456,865
Working capital	26,587,480	28,320,602
Property, plant and equipment, net	6,955,565	7,242,072
Long-term liabilities	569,737	623,947
Stockholders’ equity	43,888,819	47,494,727